EXHIBIT 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries
Amended Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Years Ended December 31,
	2006	2005	2004	2003	2002

Earnings
Income before income taxes and minority interest	$912	$302	$283	$1,771	$1,520

Interest expense	303	332	219	185	160

Portion of rents representative of the interest factor	170	149	153	141	119

	$1,385	$783	$655	$2,097	$1,799

Fixed Charges
Interest expense	$303	$332	$219	$185	$160

Portion of rents representative of the interest factor	170	149	153	141	119

	$473	$481	$372	$326	$279

Ratio of Earnings to Fixed Charges	2.9	1.6	1.8	6.4	6.5